RECEIVED

2004 NOV 18 A 10:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

5th November, 2004.

Attn: Filing Desk - Stop 1-4

04046218

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 3rd November 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 5th November 2004, advising the expected announcement date of the Company's results for the six months to 30th September 2004.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

dlw 11/22

Enc.

PROCESSED
NOV 23 2004
THOMSON
FINANCIAL

VIA PR NEWSWIRE DISCLOSE

ER 04/54

Company Announcements Office,
London Stock Exchange.

5th November, 2004.

Dear Sirs,

EMI GROUP PLC

Results for the Six Months to 30th September 2004 and Interim Dividend

We advise that the results of EMI Group plc for the six months to 30th September 2004, together with a declaration of an interim dividend, are expected to be released on the Regulatory News Service during the morning of Friday 19th November 2004.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231